PMU News Release #06-05 TSE, AMEX Symbol PMU

March 01, 2006

PACIFIC RIM MINING CLOSES BOUGHT DEAL FINANCING

Pacific Rim Mining Corp. (“Pacific Rim” or the “Company”) has today closed its previously announced short form prospectus financing (the “Financing”) through a syndicate of underwriters who have agreed to buy and sell to the public the aggregate of 23,900,000 common shares of Pacific Rim at a price of CDN $0.84 per common share (representing total gross proceeds of CDN$20,076,000) which includes the exercise by the Underwriters of the overallotment option in the aggregate amount of 6,000,000 common shares.

In consideration for their services, the Underwriters received a 6% cash commission and 1,195,000 broker warrants entitling the Underwriters to purchase up to 1,195,000 common shares of the Company at a price of CDN $0.84 per common share on or before March 1, 2007.

The net proceeds of the Financing will be used at the Company’s El Dorado gold project for definition and exploration drilling, resource estimate calculation, feasibility study completion and commencement of development activities including ramp construction, as well as for the exploration and drilling of the Santa Rita and, if warranted, Zamora Projects in El Salvador, generative exploration programs and general corporate purposes.

“We are very pleased to have completed this financing, which will give us the financial strength to reach the numerous milestones we see on the horizon through the coming year,” states Tom Shrake, President and CEO. “Pacific Rim has been extremely disciplined over the past four years using only its cash flow from gold production at the Denton-Rawhide residual leach operation in Nevada and proceeds from the sale of non-core assets to advance the El Dorado gold project. We believe the time is upon us to accelerate our advancement of the El Dorado and Santa Rita projects by testing the numerous exciting targets we discovered over the past year, while concurrently completing the South Minita drilling, new resource estimate and updated economic analysis of a combined Minita – South Minita operation. The coming year promises to be very exciting as we strive to reach our goal of becoming a low cost, intermediate level gold producer.”

The securities offered in the Financing have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities of Pacific Rim in any State in which such offer, solicitation or sale would be unlawful.

About Pacific Rim Mining Corp.
Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operational and exploration assets in North, Central and South America. The

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

Company’s primary asset, in addition to its portfolio of prospective exploration projects, is the advanced-stage El Dorado gold project in El Salvador. Pacific Rim’s goal is to become a low cost, intermediate-level gold producer.

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

Cautionary Note Regarding Forward-Looking Information -- Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the ability of Pacific Rim to reach the numerous milestones in the coming year, the anticipated cash flow from the Denton-Rawhide operations, proceeds from the sale of non-core assets, ability to accelerate advancement of the El Dorado and Santa Rita Projects and complete work on the South Minita Drilling Program and Pacific Rim’s ability to achieve its goals of becoming a low cost, intermediate level gold producer. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

The TSX and the AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com